                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                  MedQuist Inc.
                                  -------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   584949 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 2 of 10 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,710,253
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,710,253
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,710,253
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 3 of 10 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                   2,710,253
  OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,710,253
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,710,253
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 4 of 10 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,710,253
  OWNED BY
   EACH
 REPORTING
PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,710,253
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,710,253
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 5 of 10 Pages
---------------------                                     ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,710,253
  OWNED BY
   EACH
 REPORTING
PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,710,253
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,710,253
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 6 of 10 Pages
---------------------                                     ----------------------

          The following  constitutes  Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated as follows:

          As of September 1, 2005,  NP had invested  $32,270,253  (inclusive  of brokerage  commissions)  in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.

     Item 4 is hereby amended and restated as follows:

          NP  purchased   the  Common  Stock  based  on  the  belief  that  such
securities,  when  purchased,  were  undervalued  and  represented an attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment  opportunities,  and the  availability  of Common  Stock at desirable prices,  the Reporting  Persons may endeavor to increase  their  position in the
Issuer through,  among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

          The  Reporting  Persons  may,  from  time to  time,  evaluate  various alternatives  that they might consider in order to influence the  performance of the Issuer and the  activities of the Board of  Directors.  Depending on various factors,  the Reporting  Persons may take such actions as they deem  appropriate including,  without limitation,  engaging in discussions with management and the
Board  of  Directors,  communicating  with  other  stockholders,  seeking  Board representation,  offering to acquire the Issuer,  making proposals to the Issuer
concerning  the  capitalization   and  operations  of  the  Issuer,   purchasing
additional  Common Stock or selling some or all of their Common Stock,  engaging in short  selling of or any hedging or similar  transaction  with respect to the
Common  Stock or changing  their  intention  with respect to any and all matters referred to in Item 4.

          Other than as described above,  the Reporting  Persons have no present plans or proposals that would result in any of the following:

          1.   the  acquisition  by any person of  additional  securities of the
Issuer, or the disposition of securities of the Issuer;

          2.   any  extraordinary  corporate  transaction,  such  as  a  merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          3.   any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          4.   any change in the present  board of  directors or managers of the
Issuer;

          5.   any  material  change in the present  capitalization  or dividend policy of the Issuer;

          6.   any other material  change in the Issuer's  business or corporate structure;

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 7 of 10 Pages
---------------------                                     ----------------------

          7.   any  change  in the  Issuer's  charter,  by-laws  or  instruments corresponding  thereto or other  actions  which may impede  the  acquisition  of control of the Issuer by any person;

          8.   causing a class of securities of the Issuer to be delisted from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

          9.   causing  a class of  equity  securities  of the  Issuer to become eligible for  termination of  registration  pursuant to Section  12(g)(4) of the
Act; or

          10.  any action similar to any of those enumerated above.

     Item 5(a) is hereby amended and restated as follows:

          (a) The aggregate  percentage of shares of Common Stock reported to be owned by the  Reporting  Persons is based upon  37,214,143  shares  outstanding, which is the total  number of shares of Common Stock  outstanding  as of October
31,  2003,  as  reported  in the  Issuer's  most recent Form 10-Q filed with the
Securities and Exchange Commission on November 12, 2003.

          As of September 1, 2005, NP  beneficially  owned  2,710,253  shares of
Common  Stock,  representing  approximately  7.3% of the issued and  outstanding
Common Stock of the Issuer.

          NCM, as the general  partner of NP, may also be deemed to beneficially own the 2,710,253 shares of Common Stock beneficially owned by NP.

          NCG,  as the  general  partner  of NCM,  which in turn is the  general partner of NP, may also be deemed to  beneficially  own the 2,710,253  shares of
Common Stock beneficially owned by NP.

          Mark E. Schwarz, as the managing member of NCG, the general partner of
NCM,  which  in turn is the  general  partner  of NP,  may  also  be  deemed  to beneficially own the 2,710,253 shares of Common Stock beneficially owned by NP.

          NCM, NCG and Mr. Schwarz disclaim  beneficial  ownership of the shares of Common  Stock held by NP,  except to the extent of their  pecuniary  interest therein.

     Item 5(c) is hereby amended to add the following

          (c)  Schedule A annexed  hereto lists all  transactions  in the Common
Stock during the past sixty days by the Reporting  Persons.  The transactions in the Common Stock were effected in the open market.

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 8 of 10 Pages
---------------------                                     ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this
Statement is true, complete and correct.

Dated:  September 2, 2005             NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By:  Newcastle Capital Group, L.L.C.,
                                           its General Partner

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          --------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      /s/ Mark E. Schwarz
                                      ------------------------------------------
                                      MARK E. SCHWARZ

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 9 of 10 Pages
---------------------                                     ----------------------

                                   SCHEDULE A
                                   ----------

            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------
  Shares of Common Stock           Price Per                         Date of
       Purchased                    Share($)                        Purchase
       ---------                    --------                        --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------
           400                     13.0375                          7/08/05
         3,400                     13.0044                          7/11/05
         9,000                     13.0017                          7/12/05
           600                     13.0250                          7/13/05
         2,100                     13.0071                          7/14/05
         4,321                     13.0035                          7/15/05
        13,000                     13.0570                          7/21/05
        10,000                     13.0842                          7/22/05
        15,900                     13.1009                          7/25/05
             7                     15.1429                          7/26/05
         9,500                     13.1000                          7/27/05
         2,100                     13.1071                          7/28/05
         3,100                     13.1048                          8/01/05
        10,100                     13.1015                          8/03/05
         5,000                     13.1030                          8/04/05
        11,600                     13.1013                          8/08/05
         5,200                     13.1029                          8/12/05
         4,482                     13.1033                          8/15/05
         2,000                     13.1075                          8/16/05
         9,900                     13.1863                          8/18/05
         5,200                     13.2029                          8/19/05
         5,400                     13.2028                          8/22/05
           700                     13.2214                          8/23/05
       182,915                     13.2001                          8/24/05
        23,000                     13.0000                          8/26/05
        75,000                     13.0000                          8/30/05

---------------------                                     ----------------------
CUSIP 584949 10 1                     13D                    Page 10 of 10 Pages
---------------------                                     ----------------------

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                       ----------------------------------
                                      None

                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         -------------------------------
                                      None

                                 MARK E.SCHWARZ
                                 ---------------
                                      None